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                              October 26, 2020

       Parashar Patel
       President and Chief Executive Officer
       Resgreen Group International, Inc.
       14614 East 9 Mile Road
       Eastpointe, MI 48021

                                                        Re: Resgreen Group
International, Inc.
                                                            Pre-qualification
Amendment 3 to Offering Statement on Form 1-A
                                                            Filed October 13,
2020
                                                            File No. 24-11297

       Dear Mr. Patel:

               We have reviewed your amended offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information that you provide in response to these comments, we may have additional comments.

       Pre-qualification Amendment 3 to Offering Statement on Form 1-A filed October 13, 2020

       Cover Page of Offering Circular, page 1

   1. Your revised disclosure includes the midpoint of $0.065 per share rather than a bona fide estimate of the range
of the maximum offering price. As requested in prior comment 1, include a bona fide
estimate of the range of the maximum offering price on the cover page of the offering
circular. Additionally, please remove $0.065 as price to the public from the table on the front
cover page of the offering circular. Note that you use the midpoint of a price range only
in Part I, Item 4 of Form 1-A because you intend to price the offering after qualification.
   2. Added disclosure at the top of the cover page of the offering circular that the maximum offering is 70 million
shares of common stock is inconsistent with disclosure in Part I,
                                                        Item 4 of the Form 1-A
and other disclosures in Part II of the Form 1-A that the maximum
 Parashar Patel
Resgreen Group International, Inc.
October 26, 2020
Page 2
      offering is 53,846,155 shares of common stock. Please reconcile the disclosures.
      Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Geoffrey D.
Kruczek, Senior Counsel, at (202) 551-3641 with any questions.



                                                          Sincerely,
FirstName LastNameParashar Patel
                                                          Division of
Corporation Finance
Comapany NameResgreen Group International, Inc.
                                                          Office of
Manufacturing
October 26, 2020 Page 2
cc:       Brian Kistler
FirstName LastName